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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                   iMall, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                  45244 X 20 7
                                 (CUSIP Number)

        Michael Lyall, 830 Third Avenue, Fourth Floor, New York, NY 10022 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 5, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on the following page(s))
                               Page 1 of 74 Pages

----------------------                                        ------------------
CUSIP No. 45244 X 20 7                 13D                    Page 2 of 74 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Commonwealth Associates
     13-3467952
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                               (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
     SEC USE ONLY
3
--------------------------------------------------------------------------------
     SOURCE OF FUNDS*
4
            WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                       [ ]
--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
      New York
--------------------------------------------------------------------------------
     NUMBER OF           SOLE VOTING POWER
                    7
       SHARES
                    ------------------------------------------------------------
    BENEFICIALLY         SHARED VOTING POWER
                    8
      OWNED BY      ------------------------------------------------------------
                         SOLE DISPOSITIVE POWER
        EACH        9
                    ------------------------------------------------------------
     REPORTING           SHARED DISPOSITIVE POWER
                    10             12,000,000
    PERSON WITH
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           12,000,000
--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                               [ ]
--------------------------------------------------------------------------------
     PERCENTAGE CLASS REPRESENTED BY AMOUNT IN ROW (11)
13       16.3%
--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14       PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                        ------------------
CUSIP No. 45244 X 20 7                 13D                    Page 3 of 74 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Commonwealth Management Co., Inc.
     13-3468747
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                               (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
     SEC USE ONLY
3
--------------------------------------------------------------------------------
     SOURCE OF FUNDS*
4
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                       [ ]
--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
      New York
--------------------------------------------------------------------------------
     NUMBER OF           SOLE VOTING POWER
                    7
       SHARES
                    ------------------------------------------------------------
    BENEFICIALLY         SHARED VOTING POWER
                    8
      OWNED BY      ------------------------------------------------------------
                         SOLE DISPOSITIVE POWER
        EACH        9
                    ------------------------------------------------------------
     REPORTING           SHARED DISPOSITIVE POWER
                    10             12,000,000
    PERSON WITH
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           12,000,000
--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                               [ ]
--------------------------------------------------------------------------------
     PERCENTAGE CLASS REPRESENTED BY AMOUNT IN ROW (11)
13       16.3%
--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                        ------------------
CUSIP No. 45244 X 20 7                 13D                    Page 4 of 74 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Michael S. Falk
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                               (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
     SEC USE ONLY
3
--------------------------------------------------------------------------------
     SOURCE OF FUNDS*
4
     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                       [ ]
--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
      USA
--------------------------------------------------------------------------------
     NUMBER OF           SOLE VOTING POWER
                    7              500,000
       SHARES
                    ------------------------------------------------------------
    BENEFICIALLY         SHARED VOTING POWER
                    8
      OWNED BY      ------------------------------------------------------------
                         SOLE DISPOSITIVE POWER
        EACH        9              500,000
                    ------------------------------------------------------------
     REPORTING           SHARED DISPOSITIVE POWER
                    10             12,000,000
    PERSON WITH
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           12,500,000
--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                               [ ]
--------------------------------------------------------------------------------
     PERCENTAGE CLASS REPRESENTED BY AMOUNT IN ROW (11)
13       16.8%
--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 74 Pages

Item 1.    Security and Issuer.

           This statement relates to the common stock, par value $.001 per share ("Common Stock"), of iMall, Inc., a Nevada corporation (the "Company"). The address of the Company's principal executive office is 4400 Coldwater Canyon Blvd., Suite 200, Studio City, CA 91604.

           The shares of Common Stock that are the subject of this statement are issuable (i) upon exercise of warrants (the "Agent's Warrants") issued to Commonwealth to purchase 12,000,000 shares of Common Stock, subject to adjustment in certain instances, at an exercise price of $.40 per share, and (ii) upon conversion of the shares of the Company's Series A Convertible Preferred stock, par value $.001 per share (the "Series A Preferred Stock"), initially at a conversion rate of ten shares of Common Stock for each share of Series A Preferred Stock, subject to adjustment in certain instances.

Item 2.    Identity and Background.

           This statement is filed jointly by Commonwealth Associates ("Commonwealth"), a limited partnership organized under the laws of New York, whose principal business is investment banking and advisory services, Commonwealth Management Co., Inc., the corporate general partner of Commonwealth (the "General Partner"), and Michael S. Falk (the "Reporting Persons"). Mr Falk is the Chairman and controlling equity owner of the General Partner. The business address for Commonwealth, the General Partner and Mr. Falk is 830 Third Avenue, 4th Floor, New York, New York 10022. During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

           Commonwealth acquired the Agent's Warrants on December 5 and December 19, 1997 for a purchase price of $40 with funds provided from working capital pursuant to an Agency Agreement dated as of November 26, 1997 with the Company (the "Agency Agreement") filed as Exhibit (1) hereto, pursuant to which Commonwealth acted as placement agent in connection with a private placement (the "Private Placement") of Units (the "Units"), each Unit consisting of 25,000 shares of Series A Preferred Stock and 62,500 warrants (the "Warrants") to purchase the Company's Common Stock. In no case were any funds borrowed. The Warrants are exercisable at $.40 per share for a period commencing December 5, 1998 and expiring on December 5, 2002. The Agent's Warrants are exercisable at any time during the five-year period commencing December 19, 1997 and terminating on December 5, 2002 at an exercise price of $.40 per share. Further, the

                                                              Page 6 of 74 Pages

           Agent's Warrants are convertible, at the option of Commonwealth, into an equal number of warrants with identical terms as the Warrants.

           Mr. Falk acquired 37,500 Shares of Series A Preferred Stock in the Private Placement, initially convertible into 375,000 shares of Common Stock, for a purchase price of $150,000, which amount was provided from Mr. Falk's personal funds. The Falk Family Foundation (the "Trust"), a charitable trust for which Mr. Falk serves as trustee, acquired 12,500 Shares of Series A Preferred Stock in the Private Placement, initially convertible into 125,000 shares of Common Stock, for a purchase price of $50,000, which amount was provided from Mr. Falk's personal funds. Mr. Falk and the Trust are herein referred to collectively as "Falk." In no case were any funds borrowed.

Item 4.    Purpose of Transaction.

           The Agent's Warrants were acquired by Commonwealth as compensation for its services in connection with the Private Placement solely for investment purposes and not for the purpose of acquiring control of the Company. The Series A Preferred Stock was acquired by Falk to make a profitable investment.

           The text of Item 5 of the Company's Current Report on Form 8-K filed on December 12, 1997 is hereby incorporated herein by reference to describe the transaction pursuant to which the Series A Preferred Stock, Warrants and Agent's Warrants were issued by the Company.

           Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5.    Interest in Securities of the Issuer.

           (a) Commonwealth is the beneficial owner of a total of 12,000,000 shares of Common Stock, representing approximately 9.7% of the issued and outstanding shares of Common Stock of the Company. The General Partner is the beneficial owner of Commonwealth's 12,000,000 shares of Common Stock. Mr. Falk is the beneficial owner of an aggregate of 12,500,000 shares of Common Stock, consisting of 500,000 shares of Common Stock which he and the Trust have the right to acquire at any time upon conversion of the shares of Series A Preferred Stock held by Falk and the 12,000,000 shares of Common Stock beneficially owned by Commonwealth, representing approximately 10.1% of the issued and outstanding shares of Common Stock of the Company. In his capacity as Chairman and controlling equity owner of the General Partner, Mr. Falk shares voting and dispositive power with respect to the securities beneficially owned by Commonwealth and may be deemed to be the beneficial owner of such securities. The shares beneficially owned by Mr. Falk do

                                                              Page 7 of 74 Pages

                  not include shares of Common Stock issuable upon exercise of 93,750 Warrants issued to him in connection with his purchase of Units in the Private Placement, which Warrants are not exercisable within 60 days of the date hereof.

                  The percentages of outstanding shares of Common Stock of the Company set forth in the preceding paragraph is computed based on a total of 111,742,239 shares of Common Stock outstanding as of December 30, 1997, which figure includes 50,000,000 shares of Series A Preferred Stock. Holders of the Series A Preferred Stock vote together with holders of the Common Stock on the basis of one vote for each share of Common Stock into which the Series A Preferred Stock is convertible (currently, a one-for-one basis). If the shares of Series A Preferred Stock are excluded from Common Stock outstanding,
                  Commonwealth, the General Partner and Mr. Falk would beneficially own approximately 16.3%, 16.3% and 16.8%, respectively, of the issued and outstanding shares of Common Stock of the Company.

           (b) Number of shares as to which each such person has:

                  (i)   sole power to vote or to direct the vote:

                        Mr. Falk has the sole power to vote or to direct the vote of the 375,000 shares owned by him and the 125,000 shares owned by the Trust.

                  (ii)  shared power to vote or to direct the vote:

                        On December 30, 1997, Commonwealth granted to Richard Rosenblatt, Chief Executive Officer of the Company, an irrevocable proxy (the "Proxy") filed as Exhibit 3 hereto to vote the 12,000,000 shares of Common Stock issuable upon exercise of the Agent's Warrants for a period of one year and, accordingly, neither Commonwealth, the General Partner or Mr. Falk has the power to vote or to direct the vote of such shares during the term of the Proxy.

                  (iii) sole power to dispose or to direct the disposition of:

                        Mr. Falk has the sole power to dispose of or to direct the disposition of the 375,000 shares of Common Stock beneficially owned by him and the 125,000 shares beneficially owned by the Trust.

                  (iv) shared power to dispose of or to direct the disposition of:

                        Commonwealth, the General Partner and Mr. Falk share the power to dispose or direct the disposition of all of the 12,000,000 shares of Common Stock beneficially owned by Commonwealth.

                                                              Page 8 of 74 Pages

           (c)    Inapplicable

           (d)    Inapplicable

           (e)    Inapplicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           Under the terms of the Proxy, Commonwealth granted Richard Rosenblatt a one-year irrevocable proxy to vote the 12,000,000 shares of Common Stock issuable upon exercise of the Agent's Warrants and any additional shares of Common Stock issued or issuable in respect of the Agent's Warrants during the term of the Proxy. The Proxy shall terminate prior to December 30, 1998 (i) upon the death or disability of Mr. Rosenblatt, (ii) if Mr. Rosenblatt is no longer serving as the Chairman or Chief Executive Officer of the Company, or (iii) if Commonwealth and its affiliates beneficially own less than 10% of the outstanding Common Stock of the Company.

           Pursuant to the Agency Agreement, Commonwealth has the right until December 5, 2000 (subject to earlier termination in the event of conversion of the Series A Preferred Stock) to nominate one person for election to the Board of Directors of the Company or to appoint an observer to attend meetings of the Board of Directors.

           Under the terms of the Subscription Agreement filed as Exhibit 4 hereto between the Company and the purchasers of Series A Preferred Stock in the Private Placement, the Company is required to prepare and file a registration statement with the Securities and Exchange Commission (the "SEC") with respect to the Series A Preferred Stock, the Warrants and the shares of Common Stock underlying the Warrants and the Series A Preferred Stock. Pursuant to the terms of the Agent's Warrant filed as Exhibit 5 hereto, the Company has agreed to register the shares of Common Stock underlying the Agent's Warrants with the SEC under certain circumstances.

                                                              Page 9 of 74 Pages

Item 7.    Materials to be Filed as Exhibits.

           (1) Agency Agreement dated as of November 26, 1997 between Commonwealth and the Company.

           (2) Certificate of Designation, Preferences and Rights of Series A 9% Convertible Preferred Stock.

           (3) Irrevocable Proxy dated as of December 30, 1997 between Commonwealth and Richard Rosenblatt.

           (4) Subscription Agreement regarding purchase of the Company's Series A Preferred Stock.

           (5) Agent's Warrant dated December 19, 1997 to purchase 12,000,000 shares of Common Stock issued to Commonwealth.

           (6)    Joint   Statement  on  Schedule   13D,  as  required  by  Rule
                  13d-1(f)(1) under the Exchange Act.

                                                             Page 10 of 74 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 1997             Commonwealth Associates, a New York limited
       New York, New York             partnership

                                     By:  Commonwealth Management Co., Inc., its
                                     general partner

                                     By:  /s/ Joseph Wynne
                                        -----------------------
                                           Joseph Wynne
                                           Chief Financial

Dated: December 30, 1997               /s/ Michael S. Falk
       New York, New York            --------------------------
                                     Michael S. Falk

                                                             Page 11 of 74 Pages

                                  EXHIBIT INDEX

Exhibit No.                                                                 Page
-----------                                                                 ----

(1)   Agency Agreement dated as of November 26, 1997
      between Commonwealth and the Company....................................12

(2)   Certificate of Designation, Preferences and Rights of
      Series A 9% Convertible Preferred Stock.................................31

(3)   Irrevocable Proxy dated as of December 30, 1997 between
      Commonwealth and Richard Rosenblatt.....................................43

(4)   Subscription Agreement regarding purchase of the Company's
      Series A Preferred Stock................................................45

(5)   Agent's Warrant dated December 19, 1997 to purchase12,000,000 shares of Common Stock issued to Commonwealth..................................59

(6)   Joint Statement on Schedule 13D, as required by Rule 13d-1(f)(1)
      under the Exchange Act..................................................74